UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Markid Technologies, Inc

Legal status of issuer

Form
C Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
09/06/2022

Physical address of issuer
20 RIVER TERRACE APT 17E NEW YORK NY 10282

Website of issuer
https://markid.io

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised upon a successful fundraise

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed-1 Preferred Stock

Target number of Securities to be offered
804,390

Price (or method for determining price)
$1.3302

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
December 28, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	73,714	129,993
Cash & Cash Equivalents	72,089	129,993
Accounts Receivable	0	0
Short-term Debt	18,552	12,169
Long-term Debt	96,436	99,521
Revenues/Sales	38,714	573
Cost of Goods Sold	19,780	0
Taxes Paid	0	0
Net Income	(429,708)	(205,315)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 8, 2022

Markid Technologies, Inc.



Up to 1,235,000 of Preferred Stock

Markid Technologies Inc, "Markid", the "Company," "we," "us", or "our"), is offering up to $1,235,000 worth of Series Seed-1 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 28, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 15, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is approximately $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://markid.io.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/markid

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Markid Technologies, Inc. ("the Company") is a Delaware Corporation, incorporated on September 6, 2022.

The Company is located at 20 RIVER TERRACE APT 17E NEW YORK NY 10282.

The Company's website is https://markid.io

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/offerings and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed-1 Preferred Stock being offered	$25,000
Maximum amount of Series Seed-1 Preferred Stock	$1,235,000
Purchase price per Security	$1.3302
Minimum investment amount per investor	$999
Offering deadline	December 28, 2022
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 13, and 14.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The second hand children's market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The company has a history of operating losses and we may not achieve or maintain profitability in the future. We may not achieve or maintain profitability in the future. We expect that our operating expenses will increase substantially as we hire additional employees, increase our marketing efforts, expand our operations and continue to invest in the development of our platform, including new services and features for our members. These efforts may be more costly than we expect and our revenue may not increase sufficiently to offset these additional expenses. Further, our revenue growth may slow or our revenue may decline for a number of reasons, including those described in these Risk Factors.

The Company has related party transactions. In August 2018 the Company entered into a revolving balance promissory note with a founder. The promissory note has no stated limit and accrues interest at 1.5% per annum. The entire unpaid principal and accrued but unpaid interest thereon shall be due and payable on demand by the Lender within twenty-four (24) months of an Equity Financing event. Equity Financing event shall be the first sale of preferred stock to third-parties, excluding preferred stock issued under SAFE notes or convertible instruments. As of the date of this report no Equity Financing event has occurred, therefore the principal and accrued unpaid interest is classified as a noncurrent liability and no future repayment schedule is presented. As of December 31, 2021 and 2020 the remaining principal balance was $92,614 and $97,122, respectively. Accrued and unpaid interest as of December 31, 2021 and 2020 was $3,822 and 2,399, respectively.

The reviewing CPA has included a "going concern" note in the reviewed financials. These financial statements are prepared on a going concern basis. The Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

The Company does not currently have a Chief Financial Officer or an Officer with substantial experience with finance and accounting. Although a Company is not legally required to have such an officer, there are risks inherent in not having an individual with such experience. Specifically, there is a risk that lower accounting quality may impact the accuracy and transparency of financial statements shared with investors, as well as the financial statements and models on which the Company is relying. Additionally, this could exacerbate business-stemming uncertainty regarding future firm performance, and increase information risk indicating greater uncertainty on the future economic performance. This could have negative consequences on the Company's operations including mismanagement of finances or cash flow. In addition, not appointing a professional financial officer may indicate poor corporate governance or accounting oversight.

The Company's existing investors have not waived their preemptive rights and currently plan on exercising those rights. The preemptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their preemptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has not filed a Form D for its SAFE offering from 2022. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's cash position is relatively weak. The Company currently has only $134.00 in cash balances as of October 31, 2022. This equates to less than 1 month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Ankur Dhawan, Devyani Mehta, and Stephanie Cartin. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Risks Related to the Securities

The Series Seed-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-1 Preferred Stock. Because the Series Seed-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the Series Seed-1 Preferred Stock may be subject to dilution. Purchasers of Series Seed-1 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the

Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed-1 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed-1 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed-1 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed-1 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Markid Technologies, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on September 6, 2022. Markid, Inc. ("Parent"), the parent of the Company, was registered in Delaware on August 8, 2018. The Company is a one-stop shop for kids' new and used items, bringing like-minded brands and parents together to extend the life of kids' products.

Business Plan

Markid brings purpose-aligned brands and parents together, on one platform. We help increase the number of uses per kids' product - saving parents time and money. Markid provides brands the opportunity to further their strategic commitment to sustainability and create a long term purchase-cycle with each customer (parent) by offering new or renewed products with the option to sell items back to markid when they're done**.**

Litigation
None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses;
- If the Company raises the Maximum Amount, it will use 8.31% of the proceeds, or $102,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Certified Products	50%	50%	20%
Scaling Tech	15%	15%	20%
B2B Brand Partnerships	25%	25%	50%
Community (Peer to Peer)	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ankur Dhawan	CEO & Founder	CEO, Responsible for Product, Finance and HR

The directors, officers, and managers of Parent are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ankur Dhawan	CEO & Founder	CEO, Responsible for Product, Finance and HR
Stephanie Cartin	Co-Founder, Community, Growth Partnerships	Co-Founder responsible for Social, Partnerships and marketing

| Devyani Mehta | Co-Founder, Customer Experience | Co-founder responsible for brand and customer success |

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	6,167,084	Yes	N/A	68.04%	See COI
Series Seed-1 Preferred Stock	61,757	Yes	N/A	0.47%	See COI
Series Seed-2 Preferred Stock	1,327,961	Yes	N/A	14.65%	See COI
Series Seed-1 Preferred Stock Warrant	56,382	Only if Exercised	N/A	0%	See COI
2022 Equity Incentive Plan	0	Only if Exercised	N/A	0%	See COI

The Company has the following debt outstanding:

In August 2018 the Company entered into a revolving balance promissory note with a founder. The promissory note has no stated limit and accrues interest at 1.5% per annum. The entire unpaid principal and accrued but unpaid interest thereon shall be due and payable on demand by the Lender within twenty-four (24) months of an Equity Financing event. Equity Financing event shall be the first sale of preferred stock to third-parties, excluding preferred stock issued under SAFE notes or convertible instruments. As of the date of this report no Equity Financing event has occurred, therefore the principal and accrued unpaid interest is classified as a noncurrent liability and no future repayment schedule is presented. As of December 31, 2021 and 2020 the remaining principal balance was $92,614 and $97,122, respectively. Accrued and unpaid interest as of December 31, 2021 and 2020 was $3,822 and 2,399, respectively.

During 2021 and 2020 the Company issued SAFE notes totaling $374,303 and $317,400, respectively plus additional SAFE notes totaling $210,302 in 2022. The SAFEs were converted into shares of Series Seed-2 Preferred Stock of the Company on September 6, 2022 upon the initial closing of our equity financing ("Equity Financing"). The conversion price was equal to the purchase amount divided by the conversion price with a 20% discount rate and a post-money valuation cap of $5,000,000.

Ownership
A majority of the Company is owned by Markid, Inc., a Delaware S Corporation.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, on a fully diluted basis, assuming the offering is fully subscribed, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Markid, Inc.	6,167,084	58.37%

A majority of Parent is owned by Ankur Dhawan and Devyani Mehta.

Below are the beneficial owners of 20% percent or more of Parent's outstanding voting equity securities, calculated on the basis of voting power, on a fully diluted basis, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Ankur Dhawan	2,500,000	38.01%
Devyani Mehta	2,500,000	38.01%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Markid Technologies Inc, ("the Company") was incorporated on September 6, 2022 under the laws of the State of Delaware, and is headquartered in 20 RIVER TERRACE APT 17E NEW YORK NY 10282.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $134.23 cash on hand as of October 31, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $12,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed-2 Preferred Stock	September 6, 2022	Reg D	Series Seed-2 Preferred Stock upon the conversion of outstanding SAFEs of Markid, Inc.	$833,693.92	Continuing working capital
Series Seed-1 Preferred Stock	September 6, 2022	Reg D	Series Seed-1 Preferred Stock	$57,149.39	Continuing working capital

As the business previously operated under Markid, Inc there have been prior offerings of Markid, Inc to facilitate business operation and development of Markid. A description of these prior offerings can be found in the Reviewed Financials, attached as the Exhibit B hereof as well as the "Prior Rounds" section of the SeedInvest profile, a form of which is attached as the Exhibit C hereof.

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is approximately $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed-1 Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering. The Series Seed-1 Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed-1 Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued and outstanding Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock of the Company..

Rights and Preferences
None

Previously Issued Preferred Stock
42,963 shares of Series Seed-1 Preferred Stock and 1,327,961 shares of Series Seed-2 Preferred Stock.

Series Seed-1 Preferred Stock

Dividend Rights
Holders of Series Seed-1 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed-1 Preferred Stock is outstanding, holders of Series Seed-1 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a

majority of the holders of Series Seed-1 Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed-1 Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed-1 Preferred Stock;

- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;

- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed-1 Preferred Stock.

Each holder of Series Seed-1 Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed-1 Preferred Stock may be converted or exchanged) shall have five (5) calendar days after receipt of notice (the "**Notice Period**") of any action subject to a vote of the holder. If a holder of Series Seed-1 Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board to vote such holder's shares in alignment with the majority of all voting Series Seed-1 Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed-1 Preferred Stock may be converted or exchanged); provided, however, that if less than 25% of the Series Seed-1 Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed-1 Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of five (5) calendar days up to a maximum of ten (10) calendar days until at least 25% of the Series Seed-1 Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed-1 Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum ten (10) calendar days, less than 25% of the Series Seed-1 Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed-1 Preferred Stock may be converted or exchanged) have voted on such action, the Board shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board's discretion.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed-1 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-1 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed-1 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed-1 Preferred Stock Investment Agreement

Holders of Series Seed-1 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In August 2018 Parent entered into a revolving balance promissory note with a founder. The promissory note has no stated limit and accrues interest at 1.5% per annum. The entire unpaid principal and accrued but unpaid interest thereon shall be due and payable on demand by the Lender within twenty-four (24) months of an Equity Financing event. Equity Financing event shall be the first sale of preferred stock to third-parties, excluding preferred stock issued under SAFE notes or convertible instruments. As of the date of this report no Equity Financing event has occurred, therefore the principal and accrued unpaid interest is classified as a noncurrent liability and no future repayment schedule is presented.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-1 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Ankur Dhawan*

(Signature)

Ankur Dhawan

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Ankur Dhawan*

(Signature)

Ankur Dhawan

(Name)

CEO

(Title)

11/9/2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Markid Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2020 through

December 31, 2021

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Markid Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 10, 2022

To: Board of Directors of Markid Inc. Attn:
        Ankur Dhawan, CEO
Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of Markid Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Markid Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop LLC
A New Jersey CPA Company

MARKID, INC.
BALANCE SHEETS
December 31, 2021 and December 31, 2020
(Unaudited)

ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	$ 72,089	$ 129,993
Inventory	1,625	-
Total Current Assets	**73,714**	**129,993**
Property and Equipment		
Furniture and equipment	845	-
Accumulated Depreciation	(169)	-
Net Property and Equipment	**676**	**-**
Other Assets		
Deposits	3,496	-
Total Other Assets	**3,496**	**-**
Total Assets	**$ 77,886**	**$ 129,993**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable	$ 10,500	$ -
Accrued expenses	8,052	12,169
Total Current Liabilities	**18,552**	**12,169**
Long-Term Liabilities		
Accrued interest	3,822	2,399
Note payable	92,614	97,122
Total Long-Term Liabilities	**96,436**	**99,521**
Total Liabilities	**114,988**	**111,690**
Stockholders' equity		
Common Stock, $0.0001 par value; 10,000,000 shares authorized; 6,278,334 shares issued and outstanding	628	628
Additional Paid in Capital	-	-
SAFE Notes	691,703	317,400
Retained earnings/(accumulated deficit)	(729,433)	(299,725)
Total Stockholders' Equity	**(37,102)**	**18,303**
Total Liabilities and Stockholders' Equity (Deficit)	**$ 77,886**	**$ 129,993**

The accompanying footnotes are an integral part of these financial statements.

MARKID, INC.
INCOME STATEMENTS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021		2020	
Revenues	$	38,714	$	573
Cost of Goods Sold		19,780		-
Gross Profit		18,934		573
Operating Expenses				
Advertising and marketing		68,467		45,417
General and administrative		49,082		7,516
Salaries and wages		176,780		19,079
Rent		23,824		516
Professional services		29,904		78,325
Development		98,992		53,633
Depreciation and amortization		169		-
Total Operating Expenses		**447,218**		**204,486**
Other Income/Expense				
Interest expense		(1,423)		(1,402)
Total Other income (expense)		**(1,423)**		**(1,402)**
Net Income (Loss)	$	**(429,708)**	$	**(205,315)**

The accompanying footnotes are an integral part of these financial statements.

MARKID, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Common Stock Shares	Value ($ par)	Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of December 31, 2019	5,365,000	$ 537	$ -	$ -	$ (94,410)	$ (93,873)
Issuance of Common Stocks	913,334	91	-	-	-	91
Issuance of SAFE Notes	-	-	-	317,400	-	317,400
Net loss	-	-	-	-	(205,315)	(205,315)
Balance as of December 31, 2020	6,278,334	628	-	317,400	(299,725)	18,303
Issuance of Common Stocks	-	-	-	-	-	-
Issuance of SAFE Notes	-	-	-	374,303	-	374,303
Net loss	-	-	-	-	(429,708)	(429,708)
Balance as of December 31, 2021	6,278,334	$ 628	$ -	$ 691,703	$ (729,433)	$ (37,102)

The accompanying footnotes are an integral part of these financial statements.

MARKID, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (429,708)	$ (205,315)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Common stock awards	-	91
Depreciation and amortization	169	-
SAFEs issued in lieu of payment for services	26,000	72,400
Changes in operating assets and liabilities:		
Inventory	(1,625)	-
Deposits	(3,496)	-
Accounts payable	10,500	-
Accrued expenses	(4,117)	8,712
Accrued interest	1,423	1,402
Net cash provided by (used in) operating activities	**(400,854)**	**(122,710)**
Cash Flows from Investing Activities		
Purchase of furniture and equipment	(845)	-
Net cash used in investing activities	**(845)**	**-**
Cash Flows from Financing Activities		
Repayments on note payable	(4,508)	-
Borrowings on note payable	-	7,373
Issuance of SAFE Notes	348,303	245,000
Net cash used in financing activities	**343,794**	**252,373**
Net change in cash and cash equivalents	**(57,904)**	**129,663**
Cash and cash equivalents at beginning of period	129,993	330
Cash and cash equivalents at end of period	**$ 72,089**	**$ 129,993**

The accompanying footnotes are an integral part of these financial statements.

Markid, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Markid, Inc (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 8, 2018. The Company is a one-stop shop for kids' new and used items, bringing like-minded brands and parents together to extend the life of kids' products.

Since inception, the Company has relied on loans from owners and the issuance of Simple Agreement for Future Equity (SAFE) notes to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Markid, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(Unaudited)

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for years ended December 31, 2021 and 2020.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities that required fair value measurements as of December 31, 2021 and 2020.

Income Taxes

The Company has elected Subchapter S Corporation status under federal income tax regulations, whereby no income taxes are levied on the Company, rather such taxes are levied on the individual stockholders. Therefore, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling new and used kids' items. The Company's payments are generally collected at the time of delivery.

Markid, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(Unaudited)

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – NOTE PAYABLE

In August 2018 the Company entered into a revolving balance promissory note with a founder. The promissory note has no stated limit and accrues interest at 1.5% per annum. The entire unpaid principal and accrued but unpaid interest thereon shall be due and payable on demand by the Lender within twenty-four (24) months of an Equity Financing event. Equity Financing event shall be the first sale of preferred stock to third-parties, excluding preferred stock issued under SAFE notes or convertible instruments. As of the date of this report no Equity Financing event has occurred, therefore the principal and accrued unpaid interest is classified as a noncurrent liability and no future repayment schedule is presented.

As of December 31, 2021 and 2020 the remaining principal balance was $92,614 and $97,122, respectively. Accrued and unpaid interest as of December 31, 2021 and 2020 was $3,822 and 2,399, respectively.

NOTE 4 – EQUITY

SAFE Notes

During 2021 and 2020 the Company issued SAFE notes totaling $374,303 and $317,400, respectively. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Equity Financing"). The conversion price is equal to the purchase amount divided by the conversion price with a 20% discount rate and a post-money valuation cap of $5,000,000.

Markid, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(Unaudited)

NOTE 5 – EQUITY-BASED COMPENSATION

In 2018, the Company adopted a 2018 Equity Incentive Plan ("2018 Plan") which permits the grant or option of shares to its employees for up to 1,000,000 shares of common stock. As of December 31, 2021 and 2020 the Company has issued 611,667 shares of the 2018 Plan.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 (see Note 8 – Subsequent Events).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Operating Leases

In January 2021 the Company entered into an operating lease for office space. The agreement required monthly payments of approximately $1,900 and expired December 31, 2021. Subsequent to year end the lease was extended to December 31, 2022.

Future required lease payments are as follows, for the years ending December 31,

2022	$	22,653
2023 and thereafter		-0-

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Markid, Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(Unaudited)

NOTE 8 – SUBSEQUENT EVENTS

SAFEs Issued

The Company issued an additional $30,000 of SAFE notes with a discount rate of 20% and a post-money valuation cap of $5,000,000.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through June 10, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C
PDF of SI Website



Markid

A circular marketplace designed for parents that makes buying and selling kids' new, used, and refurbished products easy and accessible.

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$999	**$12,000,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

INVEST IN MARKID

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://markid.io

Share: **f** 🐦 **in**

Markid is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Achieved $1M in Gross Merchandise Value (GMV) with 62% repeat customers in 2021. Grew app downloads 220% YoY, surpassing 52K in October 2022. In October, grew app and web user base by 29% and 302% MoM respectively.

> Launched a certified (refurbished) pilot in 2021, allowing parents to buy certified strollers, gear, and bassinets, and earned 32% gross margin on sales in 2021.

> Integrated and launched first brand partnership with the Swoondle Society, a managed marketplace for kids' new and gently used clothing, leading to 30K total listings to the platform.

> Established collaborations with prominent content creators & mom influencers including Solid Starts (1.7M Instagram followers), Shenae Grimes-Beech (488K Instagram followers), and Working Momkind (217K Instagram followers) and can be found in noteworthy media mentions including NY Metro Parents, Entrepreneur Magazine, and Momtastic.

> Founding team has diverse experience from building & scaling kids' & baby e-commerce marketplaces at Amazon & Diapers.com to serial entrepreneurs driving digital marketing & social-media growth for small to mid-size businesses.

Fundraise Highlights

> Total Round Size: US $2,000,000

> Raise Description: Seed

> Minimum Investment: US $999 per investor

> Security Type: Preferred Equity

> Pre-Money valuation : US $12,000,000

> Target Minimum Raise Amount: US $500,000

> Offering Type: Side by Side Offering

We believe the future of kids' shopping is circular. Markid is a one-stop solution that integrates peer-to-peer with branded resale – giving parents choice & flexibility and brands the opportunity to create a long-term purchase cycle with

customers.

Parents spend thousands of dollars on kids' products that are quickly outgrown. There is no single destination that enables parents with the choice to buy new, refurbished, or used kids' products on a single platform. This leads parents to overwhelmingly buy new rather than a combination of new and used based on their needs. (Parents spend on average $5K per household during ages 0-3.) Additionally, the secondary marketplaces that exist are time-consuming and plagued with fraudulent transactions leaving parents questioning the safety, value, and authenticity of the products with no official certification.

Brand retail and second-hand markets are disconnected, as second-hand transactions are fragmented across multiple third-party platforms. The resale market is growing at 7.5% and retailers recognize the value of engaging customers throughout their customer journey but they are unable to capture value from the second-hand market for their products, given the barriers for upfront investment, risks of trying a new model and lack of access to an engaged customer base.

Markid is a one-stop solution, designed to address parents' unique needs. We empower parents to buy (new or used) and sell kids' outgrown/unused items seamlessly through our integrated peer-to-peer and brand-resale channels, on one platform

We are reimagining how parents shop for their kids by enabling a shopping experience that offers them a choice to buy new, refurbished, and used, all on one platform, and make the process of selling back simple. We enable brands to reach a wider market, further their commitment to sustainability and cultivate a deeper relationship with their customers that goes beyond the first buyer.

Markid is one of the first circular marketplaces in the kid's space that connects brands to an engaged peer-to-peer community of parents.

Gallery

Gallery





Markid, a reimagined marketplace for kids' Items.

A circular marketplace, connecting purpose-aligned brands and parents to extend the life of kids' products. Good for the wallet, good for the environment.

Media Mentions

Entrepreneur   WORKING MOMKIND   little miss Blog   Momtastic   NYMetro Parents

The Team

Founders and Officers



Ankur Dhawan
CEO & FOUNDER

Ankur has held several leadership positions across key businesses at Amazon. His last role was Head of Product for Amazon Prime & Amazon Consumables, driving growth and building scalable solutions for their subscription-based model. Prior to that, he served as Head of Growth & Innovation for Baby & Kid's eCommerce marketplace Diapers.com and as Head of Product & Analytics at Audible.com. Prior to Amazon, he also led Product Strategy at American Express.



Stephanie Cartin
CO-FOUNDER, COMMUNITY, GROWTH & PARTNERSHIPS

Stephanie is the Co-founder of Socialfly a leading social-first digital and influencer marketing agency based in New York City and the co-founder of Entreprenista, a leading media company and membership community for women founders. Socialfly has been named to Inc. 5000's fastest-growing private companies for two consecutive years and has worked with over 200 brands including the Girl Scouts, WE tv, Conair, Nest Fragrances, 20th Century Fox, Happy Family Organics, and Univision.



Devyani Mehta
CO-FOUNDER, CUSTOMER EXPERIENCE

Devyani brings a deep commitment to customer experience and a data-driven mindset. With over 15 years experience in Customer Marketing, Content Strategy, and Personalization across her roles at Citi, Amazon, and American Express, Devyani has delivered contextually relevant and personalized marketing strategies anchored in AI & data-driven methodology.

Key Team Members



Vivian Abraham

VP, Engineering



Gillian Jacome

Acquisition & Growth



Aalya Dhawan

Product & Data

Notable Advisors & Investors



Saiba Saxena

Advisor, Ops + Strategy
Advisor



Alyssa Arnold

Advisor, Venture Advisor



Ushma Pandya

Advisor, Partnerships Advisor



Tom Daly

Advisor, Mentor

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the

Term Sheet



A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $999
Target Minimum:	US $500,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $1.3302
Pre-Money valuation:	US $12,000,000
Option pool:	6.0%

Additional Terms

Custody of Shares	Investors who invest less than $100,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Markid has set an overall target minimum of US $500,000 for the round, Markid must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a

information please refer to Markid's Form C.

Regulation CF cap:	While Markid is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,235,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Use of Proceeds

If Minimum Amount Is Raised


B2B Brand Partnerships
Scaling Tech

If Maximum Amount Is Raised


50%
B2B Brand Partnerships
Scaling Tech

Investor Perks

Tier 1:

All investors who Invest $1,500 - $4,999 before Nov 20th at 11:59 pm ET will be entered into a raffle for to flight tickets and a 2 night stay at a luxury hotel in NYC, Miami or San Francisco. A VALUE OF $2,500

Tier 2:

Invest $5,000 - $9,999 by Nov 20th, and enter a raffle to fly to New York for a 4 night stay + flight for 2 at a luxury hotel in NYC, Miami or San Francisco to bring in the New Year. A VALUE OF $7,500

Tier 3:

Invest $10,000 - $24,999 and above by Nov 20th, and enter a raffle to fly to New York for a 4 night stay + flight for 2 at a luxury hotel in NYC, Miami or San Francisco to bring in the New Year. A VALUE OF $7,500

Tier 4:

Invest $25,000+ by Nov 20th, and enter a raffle to fly to Any city in Europe for a 5-night stay + flight for 2 at a luxury hotel offer valid for a year + a free 12-month membership to Entrprenista (a value of $350), $500 credit on Markid, and a $1000 Gift Card from Back Market or The RealReal

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Markid's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $775,000
Closed Date	Apr 30, 2022
Security Type	SAFE Note
Valuation Cap	US $5,000,000

Market Landscape



US Kids' Durable Market Landscape

We believe we are positioned for growth.

Parents spent $143B on new kids and baby items in the US in 2021. This spend is expected to grow 24% to $182B by 2030.

The second-hand kids and baby products market is expected to grow 83% to $12.8B in 2030 from $7.1B in 2021.

The resale market is expected to double in the next 5 years, growing 11x faster than retail driven sales by:

- Cost conscious consumers, financial uncertainty, and inflation

- Increased interest in sustainability

- Growing acceptance and declining stigma of secondhand

Aligned with the values of our target market

In the U.S, there are **33 million households with children under 18**, who are continuously outgrowing and transitioning out of clothes, toys, furniture, and gear.

U.S households are currently sitting on **272.6M** in unused / outgrown kids and baby items that are reselable, representing **$13B** worth of items that could be resold.

Buying secondhand kids' and baby items could **save parents over $91 billion per year**. In 2021, American parents spent an average of $762 on new kids' and baby items. If purchased secondhand, the annual cost of these items could have been $251, which equates to a savings of **$511 or 67%** per year.

Aligned with growth strategies for retailers:

Brands' adoption of resale is accelerated by the interest in financial gains from the secondary market for their products, current supply-chain challenges and a greater focus on sustainable business practices.

The majority of retailers who launched a resale program in 2021 did so with the help of a third party marketplace that enabled resale-as-a-service.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The second hand children's market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The second hand children's market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company has related party transactions. In August 2018 the Company entered into a revolving balance promissory note with a founder. The promissory note has no stated limit and accrues interest at 1.5% per annum. The entire unpaid principal and accrued but unpaid interest thereon shall be due and payable on demand by the Lender within twenty-four (24) months of an Equity Financing event. Equity Financing event shall be the first sale of preferred stock to third-parties, excluding preferred stock issued under SAFE notes or convertible instruments. As of the date of this report no Equity Financing event has occurred, therefore the principal and accrued unpaid interest is classified as a noncurrent liability and no future repayment schedule is presented. As of December 31, 2021 and 2020 the remaining principal balance was $92,614 and $97,122, respectively. Accrued and unpaid interest as of December 31, 2021 and 2020 was $3,822 and 2,399, respectively.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued $691,703 in 2020 & 2021 for total principal approximately $691,703. The issued SAFE's have a $5M valuation cap with a 20% discount. The Company issued an additional $30,000 of SAFE notes in 2022 with a discount rate of 20% and a post-money valuation cap of $5,000,000.

The reviewing CPA has included a "going concern" note in the reviewed financials. These financial statements are prepared on a going concern basis. The Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

The Company does not currently have a Chief Financial Officer or an Officer with substantial experience with finance and accounting. Although a Company is not legally required to have such an officer, there are risks inherent in not having an individual with such experience. Specifically, there is a risk that lower accounting quality may impact the accuracy and transparency of financial statements shared with investors, as well as the financial statements and models on which the Company is relying. Additionally, this could exacerbate business-stemming uncertainty regarding future firm performance, and increase information risk indicating greater uncertainty on the future economic performance. This could have negative consequences on the Company's operations including mismanagement of finances or cash flow. In addition, not appointing a professional financial officer may indicate poor corporate governance or accounting oversight.

The Company's existing investors have not waived their preemptive rights and currently plan on exercising those rights. The preemptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their preemptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has not filed a Form D for its SAFE offering from 2022. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's cash position is relatively weak. The Company currently has only $134.00 in cash balances as of October 31, 2022. This equates to less than 1 month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Ankur Dhawan, Devyani Mehta, and Stephanie Cartin. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans.

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Financials (3 files)	Nov 8, 2022	Folder
📄 Financial Projections	May 6, 2022	Document
📄 2020 & 2021 Reviewed Financials	May 6, 2022	Document
📄 2022 Financials		Document
> 📁 Fundraising Round (1 file)	Nov 8, 2022	Folder
📄 Current Capitalization Table	May 6, 2022	Document
> 📁 Investor Agreements (1 file)	Nov 8, 2022	Folder
📄 Purchase Agreement	May 6, 2022	Document
> 📁 Miscellaneous (4 files)	Nov 8, 2022	Folder
📄 Certificate of Incorporation	May 6, 2022	Document
📄 Bylaws		Document
📄 Fee Notice		Document
📄 Escrow Agreement		Document

EXHIBIT D

Investor Deck



The one-stop shop for kids' *new and used* items

Follow us @hellomarkid

Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Parents are overspending on kids products that are quickly outgrown

- Limited options to buy certified products that are inspected for quality, safety, and reliability.

- Brands have no incentive to resell products due to the lack of an established revenue-generating process.

- Lack of trust and time consuming when buying used uncertified products from other individuals.

- No option in Kids' category to choose between new and used products on a single platform (think Amazon), resulting in restricted and broken shopping experience for parents.

Cost of raising a child in the US

$233,610

Cost of buying new kids' products in the first 3 years

$5,200



Retail and Resale in a *single platform*

1. LIST

Brand partner lists **NEW** item on Markid

Markid lists **REFURBISHED** item for brand partner

Parent lists **USED** item on Markid

2. PROMOTE

Markid's curated promotion engine recommends item to specific parent users



3. BUY

Parent purchases item
(brand makes % off the sale)

4. SELL

Parent sells product back on Markid

Peer-To-Peer

Markid Certified Used







User submits

Markid pickups

Markid certifies



SOLUTION

Markid is the *circular marketplace* that connects purpose-aligned brands to parents

Brands earn more and become sustainable

Can sell their excess inventory

Can earn ~25% more per SKU



markid
SHOP
BRANDS
LEARN
SELL
Search...
Login
Signup
Strollers
Cribs & Furniture
Gear
Clothing
Feeding
Shoes
Toys & Costumes
Maternity
Electronics
Diapering
Bathing
Books
Sports & Bicycles
Safety & Health
Shop for baby and kids items you need (and want), sell the items you don't
SHOP ALL
Recently added
See all

Parents have a one-stop shop user experience

Best products at price points for all parents

Parents save on average 50% on kids' products by choosing between new, certified or used.

Start selling in minutes



PROPRIETARY TECHNOLOGY

Proprietary technology makes it simple for brands to plug and play into Markid


E-Commerce Platforms
Proprietary Markid Middleware
Markid Web & Mobile App
shopify
BIGCOMMERCE
CSV
Partner Onboarding
Product Catalog
Order Management
Promotion Engine
Webhooks
aws
Shop for baby and kids items you need (and want), sell the items you don't
Shipping Partner
Payment Gateway

OPPORTUNITY

The whitespace in the baby and childrens' goods market

Brands Need



Recognition as a sustainable, circular-thinking brand

Unlock cash flows, new streams of revenue

Parents Need



Wide selection of high-quality new & used products

***An easy way to list and sell* used items**



39%

Consumer spend will be comprised of second-hand goods by 2029, but 61% will still buy new.



Sources: The Future of Commerce, Ellen McCarther Foundation, The World Economic Forum, IHL

TRACTION

Our pilot phase achieved product market fit

Markid's Gross Merchandise Value (GMV)


New Users
Repeat Users
Total GMV
$136K
Buyer repeat rate
30%
Total GMV
$286K
Buyer repeat rate
62%
Total GMV
$971K
Buyer repeat rate
62%
2019
2020
2021

60K+
Total Users
(220%+ YoY in 2021)

3.6k
Active Buyers
(300% YoY in 2021)

2.6
Purchases per Buyer

PRIVATE AND CONFIDENTIAL

These statements have not been audited and reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. They are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Generates *scalable revenue* via rev-share

Markid earns a % of each sale on our platform



New
(via Brand Partner)

25%



Markid reNEWED
(via Brand Partner
Markid Certified)

32%



Used
(Parent to Parent)

10%



UNIT ECONOMICS

Business foundation *planned for acceleration*

$104
Avg order value

62%
Buyer Repeat Rate

$29
CAC per Buyer

$273
LTV (3 Yrs)
Estimated



All values estimated from 2021 - Present

Exclusive partnerships and strong outreach strategy

Brand Partnership Pipeline



PROSPECTING

cybex, nanit, nuna, 4moms, BABYBJÖRN, UPPAbaby, doona, BABYZEN, happiest baby, STOKKE

INTERESTED PARTIES

LALO, ergobaby, kulala

IN DISCUSSION

LOVEVERY, loop, bugaboo

PILOT LAUNCHED

The Swaddle Society

Customer Acquisition

DIRECT

- Organic
- Content
- Paid
- Companies ($0 CAC)* airbnb, LOOP, BabyQuip, Vrbo







PARTNERSHIPS

- Brands
- Ambassadors & Influencers

PARENT OUTREACH

- Personalized product recommendations
- Referral Programs
- Community



*Partnerships in pipeline

Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

11

INFLUENCER AND PR PLACEMENTS













solidstarts
1,501 Posts
1.7M Followers
294 Following
Solid Starts
Team of pediatric feeding experts, doctors
How to introduce real food to babies
Prevent + reverse picky eating
Free First Foods® database
solidstarts.com

workingmomkind
1,915 Posts
217K Followers
905 Following
Working Momkind
Community
The largest community and online resource for
#workingmoms
Share your #workingmomkind
↓ Join us! ↓ | Founder @itsingridsworld
www.workingmomkind.com/subscribe/

shenaegrimesbeech
2,340 Posts
488K Followers
327 Following
Shenae Grimes-Beech
Public figure
Creator & Mom
YouTube.com/ShenaeGrimesBeech
Podcast - @unzippedpod
TT: joshandshenaebeech
WHAT'S NEW THIS WEEK
linktr.ee/Shenaegrimesbeech

Shenae & Josh Beech
@joshandshenaebeech
10 Following
221.9K Followers
7.9M Likes

Shenae Grimes-Beech has come on as an advisor and investor in Markid. Her audience reach is **over 488k** on Instagram and **over 221k** on TikTok.

Shenae will now be posting about Markid monthly on her social media channels.

When Shenae posted about Markid our daily registered users increased and we increase in new app sessions. We also saw an increase in daily listings.



Liked by hellomarkid and 3,478 others
shenaegrimesbeech I have something SUPER exciting to share that I'm incredibly proud of... First off, our little dude is 10 months old!!! How are we so close to his 1st birthday?!
As my daughter moved through her first year, I was at a loss for what to do with so many of the things she outgrew. We donated what we could and held on to what we'd need for baby #2 but with Kings possibly being our last, we're in that season of life again. The difference is, this time I found @hellomarkid.
When I came across Markid, an online marketplace that creates a reliable way for families to shop sustainably, and sell effortlessly, I knew I had to get involved. I believed in the mission so much that I'm proud to share that I am now an advisor and investor in the company!!
With Markid, you can save hundreds of dollars by purchasing new and preloved gear, clothing, toys, and more - and then resell them once your little one has outgrown them. What we are creating together is the future of commerce for parents with ecommerce and recommerce on one platform. There's finally a marketplace parents can trust.
Make sure you're following @hellomarkid and join the community by downloading the app. You will also get to see new items added in my shop of our preloved baby/toddler gear as my babies continue to grow! ##goodgoesaround #markidinvestor #markid #sustainability

As seen in: CNBC, Entrepreneur Magazine, Momtastic, Working Momkind, NYMetroParents



The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Establishing our leadership within a *$100B industry*



$143B

US Kids Durable Goods Market
*Growing at **3.5% CAGR***

$7B

US Baby/Children's Resale Market
*Growing at **7.5% CAGR***

Tailwinds for Markid

The resale and secondhand market is expected to reach **$53 billion by 2029**

Millennial parents are adopting second-hand items **2.5x faster** than the average consumer

Brands need to participate in the circular economy or **they risk losing relevance for the consumer**

COVID contributed an additional **$105 billion** in U.S. online revenue in 2020 and accelerated e-commerce by two years

Source: MarketWatch, CNBC



OUR VISION

We're *reimagining* how parents shop for their children


GROW
2022
Grow brand partnerships and parent community
Launch certified service for select products
2023
SCALE
$25
2024
Markid Buy Back Program
Scale certified service and brand partnerships
2025
TRANSFORM
2026
Launch subscription service for all ages and stages

 This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

ROADMAP

Our focus areas for the next 18 months



FOCUS AREA:
Build Technology

FOCUS AREA:
Grow Partnerships & Community

FOCUS AREA:
Streamline Partner Integrations

H2 2022

H1 2023

H2 2023

Complete web+mobile full tech stack

Grow community to 1M Parents

Launch Markid Communities - integrated community

Build 100 brand partnerships

Grow to 500 brand partnerships

Scale to 1,000 brand partnerships



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Brand partnerships projected to drive *rapid growth and scale*



Gross Merchandize Value

- ● Partnerships
- ● Peer to Peer

$14M — 2023
$78M — 2024
$806M — 2025
$1,875M — 2026
$3,721M — 2027



Revenue

$1M — 2023
$4M — 2024
$59M — 2025
$173M — 2026
$539M — 2027



These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.This is a company produced analysis.

16

A DIFFERENTIATED APPROACH

A new space where retail meets resale



Circular Marketplace
New through used
markid
General Categories
Specifically for Kids and Babies
TheRealReal
ebay
mercari
THREDUP
Facebook Marketplace
THE TOT
good buy gear
kidizen
MAISONETTE
buy buy BABY
Linear Marketplace
New or Used

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

17

COMPETITIVE LANDSCAPE

Combining the benefits of e-commerce & re-commerce

		Company	MAISONETTE	THE TOT	good buy gear	Facebook Marketplace	kidizen
General	Parent Specific	✔	✔	✔	✔		✔
	Multiple Baby & Children's Categories	✔	✔	✔		✔	
E-Commerce	New Items (via Brands)	✔	✔	✔			
Re-commerce	Certified Refurb Selection (with Brand Participation)	✔					
	Peer-to-Peer Community	✔				✔	✔



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

THE MARKID TEAM

Deep experience in product, marketplaces and building community

Ankur Dhawan

CEO & Founder





amazon

diapers.com audible

AMERICAN EXPRESS

Stephanie Cartin

Co-Founder, Community, Growth & Partnerships







socialfly

ENTREPRENISTA

JETSETTER

Devyani Mehta

Co-Founder, Customer Experience





citi

audible

AMERICAN EXPRESS

Key Team Members



Vivian Abraham
VP, Engineering





Computershare capillary

Gillian Jacome
Acquisition & Growth





VIDA

Aalya Dhawan
Product & Data



Back Market KELLEY SCHOOL OF BUSINESS W

** Full bios + advisors found in Appendix*



CAPITAL ALLOCATION

Raising to build technology and partnerships



B2B Brand Partnerships
Scaling Tech
Certified Products
Community (Peer to Peer)

Milestones Include:

- Onboard 1,000 brand partners
- Full tech stack buildout (web + mobile + brand integration capability)
- Build a strong 1M community of parents
- Launch Certified Program in select categories



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Thank You

Ankur Dhawan
CEO & Founder

Stephanie Cartin
Co-Founder, Growth & Partnerships





Appendix





Markid is *reimagining* how parents shop for their children



Ingrid Read
Founder of Working Momkind

workingmomkind
Paid partnership with hellomarkid

THE COST OF RAISING A CHILD IN THE UNITED STATES: **$233,610**

6% OF THE TOTAL COST TO RAISE A CHILD GOES TO CLOTHING.

Source: United States Dept. of Agriculture, 2017

Every few months, our children grow out of their clothes, and we are left with clothes they barely used. They also grow out of gear like car seats, strollers, and age-specific toys. Our basement, attic, garage, and closets get fuller, and our wallets thinner. @hellomarkid is the perfect solution to not only save you money if you're looking to buy but also help you earn money by selling preloved items through their secure app.

WORKING MOMKIND X MARKID

Liked by nelly_marbell_ and **862 others**

workingmomkind 6%! *Did you know*? 🥴👚👕



Shenae Grimes-Beech
Markid Investor & Advisor, Creator & Mom



OUR FOUNDERS



Ankur Dhawan

Dad, Product Strategy + Innovation

Ankur's expertise lies in building product. At Amazon, he led product innovation at Quidsi (Diapers.com), Amazon Consumables and Audible. Prior to Amazon, he led Product Strategy at American Express.

 
 



Stephanie Cartin

Mom, Social Media Marketing Expert + Influencer

Stephanie is the Co-founder of Socialfly a leading social-first digital and influencer marketing agency based in New York City and the Co-Founder of Entreprenista, a leading media company and membership community for women founders.. Socialfly has been named to Inc. 5000's fastest growing private companies for two consecutive years and has worked with over 200 brands including the Girl Scouts, WE tv, Conair , Nest Fragrances, 20th Century Fox, Happy Family Organics, and Univision.



JETSETTER



Devyani Mehta

Mom, Content Strategy + Personalization

Devyani brings a deep commitment to customer experience. With over 10 years' experience in content strategy and personalization at Citi, Amazon and Amex, Devyani has linked customer spend growth to personal narratives.

  



OUR MENTORS & ADVISORS



Saiba Saxena
Ops + Strategy Advisor

Saiba is an executive with GTM operations, strategy and finance experience at large and small tech companies. Most recently she spent 6+ years in software/data/analytics at Komodo Health and at Next Big Sound (acq. by Pandora.) She started her tech career at Google, and has scaled revenue at Pandora and Spotify (pre-IPO.)



Elle Wang, Ph.D
Sustainability + Innovation Advisor

A New Yorker with a doctorate in public policy, Elle Wang is a UN adviser and strategist with a passion for creating impact. She has led negotiations and successfully forged global partnerships in innovation, women empowerment, and sustainable development in some of the most challenging parts of the world. She is also the founder and CEO of Emilia George, a new line of sustainable, high-end maternity workwear for professional women.



Alyssa Arnold
Venture Advisor

Alyssa is business owner of a consulting firm with a knack for looking across the organization, recognizing potential issues and finding solutions efficiently. She is also an active angel investor and advisor to several startups including Entreprenista, Esker Beauty, Markid, Bonjour Fête, as well as an investor and advisor in Curate Capital.



Ushma Pandya
Partnerships Advisor

Ushma is the Co-Founder of Think Zero LLC, a boutique environmental consulting firm supporting businesses' waste reduction and creating awareness of sustainable waste management in large corporations. Prior to that Ushma served as the Global Head of Strategy & Partnerships at AMEX Global Commercial Services and Business Travel. She also served on the NY leadership team as Advisor to the CEO.



Tom Daly
Mentor

Tom is currently the Founder of mePrism, a startup focusing on data privacy and sits on the board of The Light Phone, Inc. For over 20 years, Tom worked in the Institutional Fixed income business. Tom has a track record of building businesses.



OUR WEBSITE







See all
Shoes
Activity & Toys
See all
LOUNGERS
FREE SHIPPING OVER $200
markid
SHOP
BRANDS
LEARN
SELL
Search...
Login
Signup
Strollers
Cribs & Furniture
Gear
Clothing
Feeding
Shoes
Toys & Costumes
Maternity
Electronics
Diapering
Bathing
Books
Sports & Bicycles
Safety & Health
Shop for baby and kids items you need (and want), sell the items you don’t
SHOP ALL
Recently added
See all
markid reNEWED
BLOG
reNEWED
Enter your zip code
CURRENTLY IN NYC

OUR APP



17:27
markid
MY FEED
WATCH LIST
NEW
Oeuf library books
$220
Home
Explore
Search by brand, item, #tags etc
Furniture
Strollers
Gear
Clothing
View all
HANDPICKED
NURSERY ESSENTIALS
BASED ON SEARCH HISTORY
Ocean Bean Bag Chair Cover Cute Sea...
$100
BUYING GUIDES
Top 7 Things Nesting Moms Need Checklist
Sell
Messages
My markid
Hi, Sophia!
Let's personalize your experience.
Have Any Faves?
Once we know which brands and categories you're into, we'll let you know as items become available!
CATEGORY (3)
MamaRoo4
+ SHOW MORE
SKIP
Boy
Emma
last active at 10:50am
Portia Children Three wheel Balance...
$200 (pickup only)
VIEW PAYMENT PIN
You did it! Order is confirmed.
Thanks for shopping with markid.
Let's meet up here!
Downtown Dental Group,
North Illinois Street,
Indianapolis, N, USA
10:00 AM
Call
Share location
$105

TESTIMONIALS

What parents are saying about Markid



★★★★★

I love the app! I think it is a great way to save money on gently used items for your kids... It had **great organization, was easy to navigate, and is a great way to save money** for things for your kids that cost a lot more in retail elsewhere!

@DAYLA97



★★★★★

Love that I can get great quality stuff for my baby and not feel guilty about spending too much money. **And the ease of getting rid of the outgrown stuff is a godsend** to my overflowing apartment! **Added benefit:** be green by reusing and reducing your carbon footprint. Win win.

@USERGALORE



★★★★★

Got rid of a ton of kids' toys and baby stuff. **Great way to sell and buy kids' stuff.**

@TRIBECAMOM

As seen in: CNBC Entrepreneur WORKING MOMKIND Momtastic NYMetroParents wishslate



The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

EXHIBIT E

Video Transcript

EXHIBIT E

Video Transcript

Video 1: Walk through of the Markid platform (https://youtu.be/tAGYAmwfhPI)

Video 2: Walk through of the Markid platform (https://youtu.be/dxJfwAmMqq8)

Video 3: Walk through of the Markid platform (https://youtu.be/dxJfwAmMqq8)

Video 4: Walk through of the Markid platform (https://youtu.be/dxJfwAmMqq8)